Exhibit 99.2


                                                     FOR RELEASE ON MAY 31, 2004
                                                                   4:00 P.M. EST

                         PHOTOCHANNEL INTERIM FINANCIALS

           Transactional revenues increase 700% quarter over quarter,
                              Q2 2003 to Q2 2004.

VANCOUVER,  BC - May 31, 2004 - PhotoChannel Networks Inc. (TSX - V: PNI; OTCBB:
PHCHF) ("PhotoChannel" or the "Company") is pleased to report its second quarter fiscal 2004 financial statements for the six-month period ended March 31, 2004.

"The Company is very pleased to report another significant increase in its transactional revenues," stated Peter Scarth, PhotoChannel CEO. "Transactional revenue increased 66% during this quarter over last quarter, during a time when our largest retailers reduced their prices by approximately 40%. Had these retailers not reduced their pricing in January 2004, we would have again shown a 100% increase quarter over quarter. The increase of in-store deployment will further help to accelerate transactional revenue in the upcoming months." During the most recent quarter, the Company saw certain of its large retail partners commence a concentrated marketing of their online printing services. As part of this marketing, the Company shipped its first large scale orders of prepaid cards to be sold and/or to be given away as an incentive to introduce customers to the ease of online photofinishing.

SECOND QUARTER FINANCIALS

Revenue for the six months ended March 31, 2004 was $412,865 versus $174,303 for the same period last year. Revenue increased 137% for the period ended March 31, 2004, compared to the same period last year, primarily due to the large photofinishing retailers that contracted with the Company during fiscal 2003.

The largest increase in revenue has resulted from the acceptance of retailers' customers of purchasing products from digital images online. This increase has resulted in the Company's transactional revenues during the first six month of fiscal 2004 growing to $181,099 versus $22,665 for the corresponding period during fiscal 2003, a 699% increase. Transactional revenue increased 66% quarter over quarter, from $68,029 during 1st quarter 2004 to $113,071 during 2nd quarter 2004. For the six months ended March 31, 2004 website fees were $103,619 (subsequent to the deferral below), compared to $96,502 for the first six months of 2003, an increase of $7,117. The Company now defers revenue from website fees earned for the initial set-up of a customer and recognizes it as income over the estimated term of the customer relationship period. At March 31, 2004, the Company had deferred revenue of $113,196 of which $73,196 has resulted from work performed in fiscal 2004.

Installation fees increased by $59,997 from $6,960 for the six months ended March 31, 2003 to $66,957 for this corresponding period of fiscal 2004. This large increase is the result of the Company's customers starting to deploy the print in-store model, thereby offering the consumer the equivalent of one hour digital photofinishing.

The Company reported a gross profit of $284,572 during the six months ended March 31, 2004 versus $137,891 for the comparable period of 2003. This increase of 106% was due to the increase in revenues. The percentage increase in gross margin compared to revenue was partially reduced due to lower gross margins associated with the one time initial physical setup of retailer locations for in-store printing, along with the printing and sale of the physical prepaid cards. The subsequent usage of the prepaid cards by customers will result in the Company recording transactional revenue with the same gross margins as those received with similar online orders at the time of use.

The Company recorded a six-month net loss for the period attributed to common shareholders of $1,215,720 or $0.01 per share compared to $1,262,585 in the same period last year. Losses incurred by the Limited Partnership in fiscal 2003 were allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to the Company. The Company previously attributed all losses to the Company. Accordingly, the loss for fiscal 2003 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of the equity. This restatement has had the effect of reducing the second quarter fiscal 2003's net loss for the period attributed to the Company's common shareholders by $127,410.

The Company's costs of operations for the six-month period were $1,577,900, as compared to $1,572,617 during the same period last year. This increase of 0.3% was primarily the result of an increase in travel costs and staffing research and development, offset by a reduction in amortization costs.

ABOUT PHOTOCHANNEL

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 7500 retail locations worldwide accepting print orders from the PhotoChannel system.

                                                                   SIX MONTHS ENDED
                                                           -------------------------------
                                                           MARCH 31, 2004   MARCH 31, 2003
                                                           --------------   --------------
REVENUE                                                     $     412,865    $     174,303

COST OF SALES                                               $     128,293    $      36,412
                                                            -------------    -------------
GROSS PROFIT (LOSS)                                         $     284,572    $     137,891
                                                            -------------    -------------
EXPENSES
   General and administration                                     691,562          739,416
   Sales and marketing                                            288,773          253,848
   Research and development                                       534,598          312,977
   Amortization                                                    62,967          266,376
                                                            -------------    -------------
                                                                1,577,900        1,572,617
Net loss from operations                                       (1,577,900       (1,434,726)
OTHER INCOME (LOSS)
Expense recovery                                                   48,759          163,419
Loss on disposal of property, plant and equipment                      --         ()19,257
Translation loss                                                   26,121              335
Interest and miscellaneous income                                   2,728              234
                                                            -------------    -------------
                                                                   77,608           44,731
NET (LOSS) GAIN FOR THE PERIOD                                 (1,215,720)      (1,389,995)
LOSS ATTRIBUTED TO LIMITED PARTNERSHIP                                 --          127,410
                                                            -------------    -------------
NET LOSS FOR THE YEAR ATTRIBUTED TO COMMON SHAREHOLDERS        (1,215,720)      (1,262,585)
DEFICIT - BEGINNING OF PERIOD                                 (40,176,059)     (37,726,075)
                                                            -------------    -------------
DEFICIT - END OF PERIOD                                     $ (41,391,779)   $ (38,988,660)
                                                            -------------    -------------
(LOSS) GAIN PER SHARE ATTRIBUTABLE TO COMMON SHAREHOLDERS   $       (0.01)   $       (0.01)
                                                            =============    =============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING          130,258,732       87,130,643
                                                            =============    =============

For more information visit www.photochannel.com.
Robert Chisholm, Chief Financial Officer
PhotoChannel Networks Inc.
rchisholm@photochannel.com
604.893.8955 ext. 224

INVESTOR INFORMATION: (866) 345 0115

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